

July 7, 2011

Via E-mail
Jamie L. Buskill
Senior Vice President & Chief Financial Officer
Boardwalk Pipeline Partners, LP
9 Greenway Plaza, Suite 2800
Houston, Texas 77046

      Re: Boardwalk Pipeline Partners, LP
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 18, 2011
             File No. 001-32665

Dear Mr. Buskill:

We have reviewed your response dated June 23, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 3

1. We note your response to comment one in our letter dated June 2, 2011, however we disagree with your conclusion that an organizational chart would not improve investor understanding of your organizational structure. With a view towards clearly describing to investors the relationship between you, your general partner and your subsidiaries, please include the diagram provided in response to this comment in your next annual report and confirm to us that you will do so. See SEC Release No. 33-6900, Limited Partnership Reorganizations and Public Offerings of Limited Partnership Interests, Part II.B.2.c.

Competition, page 6

2. We note your response to comment three in our letter dated June 2, 2011. Please confirm to us that you will include the disclosure in the third paragraph of your response,

regarding the ways in which you seek to improve the non-price related aspects of your competitive profile in future filings, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3264 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Legal Branch Chief